06008450

AB 4/27

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49582

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global-American Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

34167 Pacific Coast Highway, Suite D
(No. and Street)

Dana Point (City) California (State) 92629 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cedric Swirsky 949-493-0778
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles (City), CA (State) 90064 (Zip Code)

MAIL RECEIVED MAR 0 2 2006 WASH. D.C. 152 SECTION PROCESSING

PROCESSED MAY 2 5 2006 THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cedric Swirsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global-American Investments, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Title

Notary Public

DINA S. STEPHENS
Commission # 1481404
Notary Public — California
Orange County
My Comm. Expires May 4, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2005

GLOBAL-AMERICAN INVESTMENTS, INC.
34167 PACIFIC COAST HIGHWAY
DANA POINT, CALIFORNIA 92629

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Global-American Investments, Inc.
Dana Point, California

I have audited the accompanying statement of financial condition of Global-American Investments, Inc. as of December 31, 2005 and related statements of (loss), changes in shareholder's equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Global-American Investments, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Global-American Investments, Inc. as of December 31, 2005 and the results of its operations, shareholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
February 20, 2006

GLOBAL-AMERICAN INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash - checking	$ 17,152
Cash - money market	26,032
Clearing broker's deposits	36,980
Commissions receivable	57,437
Prepaid expenses	5,185
Rent deposit	12,945
Fixed assets less depreciation allowance $22,171	5,194
TOTAL ASSETS	$160,925

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 33,563
TOTAL LIABILITIES	33,563
SHAREHOLDER'S EQUITY	
Common stock -authorized, issued and outstanding 10,000 shares without value per share	49,359
Paid-in capital	609,414
Accumulated deficit	(531,411)
TOTAL SHAREHOLDER'S EQUITY	127,362
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$160,925

See Accompanying Notes to Financial Statements

GLOBAL-AMERICAN INVESTMENTS, INC.
STATEMENT OF (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES	
Commissions	$ 734,934
Rebates	--
Other	6,000
Interest	57
	740,991
OPERATING EXPENSES – Page 11	824,156
(LOSS) BEFORE INCOME TAX	(83,165)
FRANCHISE TAX PROVISION	800
NET (LOSS)	$(83,965)

See Accompanying Notes to Financial Statements

GLOBAL-AMERICAN INVESTMENTS, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)
Balance, January 1, 2005	10,000	$49,359	$473,007	$(447,446)
Net (Loss)				(83,965)
Capital Contributed			136,407	
Balance, December 31, 2005	10,000	$49,359	$609,414	$(531,411)

See Accompanying Notes to Financial Statements

GLOBAL-AMERICAN INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

OPERATING ACTIVITIES	
Net (loss) from operations	$(83,965)
Depreciation and amortization	18,105
	(65,860)
Changes in operating assets and liabilities:	
Commissions Receivable	(41,958)
Prepaid Expenses	12,779
Accounts Payable	(17,515)
Cash (Required) from Operating Activities	(112,554)
CASH FLOW FROM INVESTING ACTIVITIES	--
CASH FLOW FROM FINANCING ACTIVITIES	
Capital Contributed	136,407
Decrease in money market	(25,041)
	111,366
DECREASE IN CASH	(1,188)
Cash: Beginning of the Year	18,340
Cash: End of the Year	$ 17,152
SUPPLEMENTAL CASH FLOW INFORMATION:	
Cash paid for interest	$ 0
Cash paid for income taxes	$ 800

See Accompanying Notes to Financial Statements

GLOBAL-AMERICAN INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 – ORGANIZATION AND HISTORY

Organization
Global-American Investments, Inc., the Company was incorporated on September 9,1996 in the state of Arizona and subsequently become a member of the National Association of Securities Dealers, Inc. and commenced operations in the general business of a broker dealer of securities. In January 1999 the Company became a resident foreign corporation in the State of California.

In July, 2001 the Company was acquired by a new owner, SE Global Equities Corp. ("SEG") and became its wholly owned subsidiary. In 2005 SEG was acquired by Sun New Media, Inc. (SNMI). The new ownership application is pending.

Nature of Business
The Company conducts a general securities business on a fully disclosed, introductory basis. The Company does not hold customers' funds or securities. It has three locations. All are in California: Dana Point, headquarters and two in Walnut, California (operations principally day trading). A former location was a branch in Orlando, FL which also conducted day trading operations. This office was closed in 2004.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenues
Commission revenues are recorded on a settlement date basis.

Income Taxes
The Company applies the policies of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires use of the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. A valuation allowance for the entire net operating loss has been recorded.

Prepaid Expenses
Prepaid expenses represent regulatory fees.

Rent Deposit
The rent deposit represents two month's rent for the Walnut, CA location. While the Company pays the rent, the lease is an obligation of an affiliate company.

NOTE 3 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. See Page 9 for the calculation of net capital.

NOTE 5 - INCOME TAXES

The Company files its Federal income tax return as a member of its parent's consolidated group. The Company, as a resident foreign corporation in the State of California, is required to file a California Franchise tax return. The Company has a net operating loss (NOL) carry forward which requires only a minimum $800 payment in 2005.

NOTE 6 - OFF BALANCE SHEET RISK

Pursuant to the clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company subleases the Walnut, CA location from its parent company which owns the lease.

The Dana Point location's lease runs between the lessor and the Company's president.

A $6,000 management fee was paid to the parent company.

NOTE 8 – EXEMPTION FROM THE SEC RULE 15C-3

Global-American Investments, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, Global-American Investments, Inc. is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company may possibly face an OATS violation. The amount, if any, is uncertain.

NOTE 10 – SUBSEQUENT EVENT

Subsequent to December 31, 2005 the Company's CEO resigned but remained as a consultant to the Company.

GLOBAL-AMERICAN INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition		$ 127,362
Less: Nonallowable assets - Prepaid expense	(5,185)	
Rent deposit	(12,945)	
Fixed assets, net	(5,194)	
		(23,324)
CAPITAL		$104,038
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness		$ 2,249
Minimum dollar net capital required		$ 5,000
Net Capital required (greater of above amounts)		$ 5,000
EXCESS CAPITAL		$ 99,038
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$100,682
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities		$ 33,563
Percentage of aggregate indebtedness to net capital		32.3%
Percentage of debt to debt-equity to total computed in accordance with Rule 15c 3-1(d)		NA

RECONCILIATION

NONE REQUIRED

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Global-American Investments, Inc.
Dana Point, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2005 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
February 20, 2006

GLOBAL-AMERICAN INVESTMENTS, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2005

Advertising/Promotions	$ 3,439
Bank Service Charges	1,891
Clearing Firm Charges	167,828
Commission Expense	211,168
Depreciation	18,105
Insurance	28,343
License & Permits	1,000
Office Supplies & Expenses	9,303
Payroll Expense	172,291
Payroll Processing Fee	1,849
Payroll Tax Expense	16,120
Postage & Delivery	2,418
Professional Fees	40,765
Quotation Costs	32,185
Regulatory Fees	19,620
Rent	48,431
Telephone	28,862
Travel & Entertainment	14,434
Utilities	4,153
Miscellaneous	1,951
Total Expenses	$ 824,156

See Accompanying Notes to Financial Statements

PART II

GLOBAL-AMERICAN INVESTMENTS, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2005

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
Global-American Investments, Inc.
Dana Point, California

In planning and performing my audit of the financial statements of Global-American Investments, Inc. (the "Company") for the year ended December 31, 2005, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2005 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner, CPA

Los Angeles, California
February 20, 2006